UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of May 2024

333-233363

(Commission File Number)

INX LIMITED

(Exact name of Registrant as specified in its charter)

Unit 1.02, 1st Floor

6 Bayside Road

Gibraltar, GX11 1AA

Tel: +350 200 79000

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Departure of Chief Financial Officer and Appointment of Chief Financial Officer

On May 1, 2024, INX Limited (the “Company”) reached a mutually agreed decision with its Chief Financial Officer, Ms. Renata Szkoda, that Ms. Szkoda will be leaving the Company effective May 31, 2024. The termination of Ms. Szkoda was not the result of any dispute or disagreement with the Company or its Board of Directors on any matter relating to the Company’s operations, policies or practices. The Company greatly appreciates Ms. Szkoda’s service and thanks her for her contributions to the Company.

Upon the termination of Ms. Szkoda’s employment, the Company’s Board of Directors appointed Ms. Naama Falach to serve as its Chief Financial Officer, effective as of June 1, 2024.

Ms. Naama Falach, 45 has served as the VP Global Finance of the Company since April 2021. Ms. Falach is a senior financial professional with more than 17 years of experience. Ms. Falach has served as a member of the board of directors of Maris-Tech Ltd. (Nasdaq: MTEK) since February 2022, of Argaman Industries (TASE: Argaman) since June 2021 and of Crow Technologies 1977 Ltd. (OTC: CRWTF) since May 2018. She has also served as VP of finance of Midgard Technologies Ltd. since April 2021. She previously served as the chief financial officer and chief operating officer of NGG Global Consulting, a consulting group specializing in organizational and operational excellence solutions from May 2019 to February 2021, and as chief financial officer of AnyfinacialTech Ltd., an online financial trading platform from May 2015 to June 2017. Ms. Falach received a BA in Business Administration and Accounting from the College of Management, Israel. She is also a graduate of the Directors and Executives program from the IDC Herzliya, Israel.

Ms. Falach has no family relationships with any director or executive officer of the Company.

A copy of the press release entitled “The INX Digital Company Announces CFO Transition Plan” is attached to this Form 6-K as Exhibit 99.1.

Exhibit Index

Exhibit No.	Description

99.1	Press Release dated May 6, 2024: The INX Digital Company Announces CFO Transition Plan

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INX Limited

Date: May 7, 2024	By:	/s/ Shy Datika
Shy Datika
President and CEO

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